PRESS RELEASE
From: UniHolding Corp.
New York, New York

                                               For Further Information:
                                               Melanie Stapp (New York)
                                               (212) 219 9496
                                               Bruno Adam (Geneva, Switzerland)
                                               + (41) (22) 909 77 77


FOR IMMEDIATE RELEASE
December 15, 1995

                     UNIHOLDING CORP. ANNOUNCES SPIN-OFF OF
                         CLINICAL TRIALS BUSINESS UNITS

New York, New York, December 15, 1995 -- UniHolding Corp. (NASDAQ: UHLD) announced today that it intends to effect a spin-off of its clinical trials business through a distribution to its shareholders. The Company's clinical trials business currently consists of Unilabs Clinical Trials Ltd., a U.K. corporation ("UCT"), and Pharmasoft SA, a Switzerland corporation ("Pharmasoft"), together with its 17% interest in NDA Clinical Trial Services Inc. and its option to acquire an additional 13% thereof ("NDA Interest"). The distribution will be equivalent to a dividend of approximately $0.10 per share of the Company.

Mr. Edgard Zwirn, Chairman and CEO, commented: "We see a lot of potential in the clinical trials business. Nevertheless, it will take some time before that business can positively contribute to the Company's earnings; however, the Company shall continue to receive the same contribution to its operating profit derived from certain sub-contracting arrangements with UCT. Also, we believe the financial markets may put a greater value on two clearly separated companies."

The Company is presently preparing the necessary filings to effect the spin-off for submission to the Securities and Exchange Commission ("SEC"). The preparation, filing and clearance process may range over a period of several months before the distribution may be effected.

UniHolding Corp. owns Unilabs Group Limited which provides laboratory testing services in the United Kingdom and Switzerland through its principle operating subsidiaries, United Laboratories Limited (UK) and Unilabs SA (Switzerland). UniHolding also owns laboratories in Italy and Spain.